Mail Stop 3561

February 2, 2010

Timothy P. Halter, Chief Executive Officer
SMSA Crane Acquisition Corp.
174 FM 1830
Argyle, Texas 76226

        RE: **SMSA Crane Acquisition Corp.**
                   Registration Statement on Form 10
                   Filed January 12, 2010
                   File No. 0-53800

Dear Mr. Halter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form 10

General

1. Please be advised that pursuant to Section 12(g) of the Securities Exchange Act of 1934 your registration statement will become effective sixty days after the date of your filing. Please note that because the sixtieth day is Saturday, March 13, 2010, your filing will not go effective until the following business day, which is Monday, March 15, 2010. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, regardless of

whether we have cleared all comments on your filing. If you do not wish to incur those obligations until all of the following comments are addressed, you may withdraw your registration statement and submit a new registration statement incorporating your revisions.

Item 1. Description of Business, page 4

Plan of Reorganization, page 4

2. Please revise your table beginning on page five to include SMSA Gainesville Acquisition Corp. and delete your duplicate entry for SMSA Crane Acquisition Corp. and make similar revisions throughout your document, as applicable, or tell us why it is not appropriate to do so.

Financial Statements, page F-1

Statement of Operations and Comprehensive Loss, page F-4

3. We note the Predecessor Company had income from discontinued operations of $376,927 for the period through July 31, 2007. Please revise your earnings per share from discontinued operations to reflect income as opposed to your current presentation which shows a loss of ($376.93) per share.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the companies and their management are in possession of all facts relating to each company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, John Fieldsend, Staff Attorney, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard Goodner, Esq.
         Via Facsimile (817) 488-2453